Exhibit (a)(3)


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January 12, 2006



TO:          UNIT HOLDERS OF SECURED INCOME, LP

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 492,185 Units of limited partnership interest (the "Units") in SECURED INCOME, LP (the "Partnership") at a purchase price equal to:

                                   $5 per Unit
                                   -----------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in SECURED INCOME, LP without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

     o POTENTIAL SALE OF PROPERTY FELL THROUGH. In the most recent quarterly report, the general partner stated that the current negotiations for the sale of the Fieldpointe Apartments have terminated (AGAIN), and the general partner is currently trying to remarket the property.

     o NO FURTHER WITHHOLDING TAXES FOR NON-RESIDENTS. If you sell your Units to us, you will receive the entire $5 per Unit, less any distributions (and none is expected). Limited partners who were not residents of New York had approximately $4 per Unit of the recent distribution withheld for New York state taxes. If and when the Fieldpoint property sells, the Partnership will be required to withhold taxes from non-residents of Maryland, reducing the net amount of any potential distribution.

     o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

     o NO FUTURE IRS FILING REQUIREMENTS / ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units to us this year, the 2007 tax year will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return and for which you incur fees for having this investment in your IRA or retirement account. This may represent a reduction in costs associated with filing complicated tax returns and fees charged by some custodians for holding this type of asset. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, your certificate (this is REQUIRED FOR TRANSFER), and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) February 15, 2007.